FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2012

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG
Disclosure: "Disclosure of share ownership –BlackRock Inc. reports a shareholding in Syngenta of 5.02%"

Herewith we furnish a disclosure release related to Syngenta AG. The full text is the following:

# # #

Disclosure of share ownership

The holding of BlackRock, Inc. in Syngenta shares attains the threshold value of 5%

Based on Article 20 of the Swiss Stock Exchange Act, Syngenta AG informs as follows:

BlackRock Inc., 40 East 52nd Street, New York, 10022, U.S.A., disclosed on August 28, 2012, that its holding in Syngenta shares now equals totally 5.02%, split into 4,657,342 registered shares of Syngenta AG, ISIN CH0011037469, and 20,473 CFDs (5.00% shares + 0.02% CFDs) since August 22, 2012. The previous notification of November 2011 referred to 5.05% in total (4.98% shares + 0.07% CFDs). The change needs to be reported to the Swiss Stock Exchange because the shares portion alone now attains the threshold of 5.00%.

The contact person within BlackRock for this notification is Andrew Manchester, BlackRock Investment Management (UK) Limited, 12 Throgmorton Avenue, London, EC2N 2DL, UK.

Basel, Switzerland, August 29, 2012

Syngenta AG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	August 29, 2012	By:	/s/ Dr. Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
Head Shareholder Services & Group Administration